Canadian Imperial Bank of Commerce

ANNUAL

INFORMATION

FORM

December 4, 2003

TABLE OF CONTENTS

FORWARD LOOKING STATEMENTS	2

INFORMATION INCORPORATED BY REFERENCE	3

CORPORATE STRUCTURE
Name and Incorporation	3
Intercorporate Relationships	3

GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History	4
Trends	5

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	5
Competitive Conditions	5
Employees	6

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information	6
Dividends	6

MANAGEMENT’S DISCUSSION AND ANALYSIS	6

MARKET FOR SECURITIES	6

DIRECTORS AND OFFICERS
Directors and Board Committees	7
Executive Officers	7
Shareholdings of Directors and Executive Officers	7
Corporate Cease Trade Orders or Bankruptcies	8
Penalties or Sanctions	8
Personal Bankruptcies	8
Conflicts of Interest	8

ADDITIONAL INFORMATION	9

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

This annual information form, including those portions of the annual report of Canadian Imperial Bank of Commerce (“CIBC”) for the year ended October 31, 2003 which are incorporated herein by reference, contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the operations, business lines, financial condition, risk management, priorities, targets, ongoing objectives, strategies and outlook of CIBC for fiscal year 2004 and subsequent periods. Forward-looking statements are typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate” and other similar expressions or future or conditional verbs such as “will”, “should”, “would” and “could”. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond CIBC’s control, affect the operations, performance and results of CIBC and its business lines, and could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These factors include current, pending and proposed legislative or regulatory developments in the jurisdictions where CIBC operates including pending developments in Canadian laws regulating financial institutions and US regulatory changes affecting foreign companies listed on a US exchange, as well as amendments to, and interpretations of risk-based capital guidelines and reporting instructions; the resolution of legal proceedings and related matters; the effect of applying future accounting changes, such as FIN 46, Consolidation of Variable Interest Entities; political conditions and developments; intensifying competitions from established competitors and new entrants in the financial services industry; technological change; global capital market activity; interest rate and currency value fluctuations; general economic conditions worldwide, as well as in Canada, the United States and other countries where CIBC has operations; the level of bankruptcy filings and unemployment rates; changes in market rates and prices which may adversely affect the value of financial products; CIBC’s success in developing and introducing new products and services, expanding existing distribution channels, developing new distribution channels and realizing increased revenues from these channels, including electronic commerce-based efforts, while continuing to reduce costs through operational efficiencies. This list is not exhaustive of the factors that may affect any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on CIBC’s forward-looking statements. CIBC does not undertake to update any forward-looking statement that is contained in this annual information form.

INFORMATION INCORPORATED BY REFERENCE

Certain disclosure in this annual information form is from CIBC’s annual report for the year ended October 31, 2003 (the “Annual Report 2003”). The table below identifies pages from the Annual Report 2003 which are incorporated by reference into this annual information form.

Annual Information Form Item	Annual Report 2003 — Page Reference

CORPORATE STRUCTURE
Intercorporate Relationships	111

GENERAL DEVELOPMENT OF THE BUSINESS
Trends	13-59

NARRATIVE DESCRIPTION OF THE BUSINESS
The CIBC Organization	10-12, 28-40

SELECTED CONSOLIDATED FINANCIAL INFORMATION
Annual Information	119-121

MANAGEMENT’S DISCUSSION AND ANALYSIS	13-59

DIRECTORS AND BOARD COMMITTEES	123-126

Unless otherwise specified, this annual information form presents information as at October 31, 2003.

CORPORATE STRUCTURE

Name and Incorporation

CIBC is a diversified financial institution governed by the Bank Act (Canada) (the “Bank Act”). CIBC was formed through the amalgamation of The Canadian Bank of Commerce and Imperial Bank of Canada in 1961. The Canadian Bank of Commerce was originally incorporated as Bank of Canada by special act of the legislature of the Province of Canada in 1858. Subsequently, the name was changed to The Canadian Bank of Commerce and it opened for business under that name in 1867. Imperial Bank of Canada was incorporated in 1875 by special act of the Parliament of Canada and commenced operations in that year.

Intercorporate Relationships

Information about the intercorporate relationships among CIBC and its principal subsidiaries is provided on page 111 of the Annual Report 2003.

General Development of the Business

Three Year History

Over the past several years, a disciplined balance sheet and capital management framework (including the balance sheet resource allocation process) has supported CIBC’s key business themes of reducing risk and nurturing businesses that will generate solid sustainable earnings growth. These strategies ensure that resources are directed to businesses where CIBC has a competitive advantage and withdrawn from areas that increase risk and earnings volatility or are not strategically aligned. This process requires all businesses to assess their growth prospects each quarter and allows management to proactively prioritize access to these scarce resources. A key priority of CIBC is to shift the business mix in favour of retail businesses with a view to reaching a level of 70% of its economic capital. By the end of 2003, CIBC had 64% of its economic capital allocated to retail businesses, up from 50% at the end of 2002.

Businesses with strong earnings, high strategic importance and long-term growth potential are considered “Growth” businesses. Over the past two years, significant investments were made in CIBC Retail Markets to improve customer satisfaction, employee training, brand strength and operational efficiency. Other examples of “Growth” businesses include both CIBC’s credit card operations and its Canadian full-service brokerage. Over the past three years, CIBC maintained its number one position in purchase volumes and outstandings in the Canadian credit card market. In 2003, CIBC successfully retained the AerogoldTM1 VisaTM2 contract with Air Canada and also introduced the CIBC AventuraTM3 Visa Gold card, a lifestyle travel reward card. As part of an ongoing strategy to provide clients of CIBC Wealth Management with objective financial advice and an enhanced product offering, CIBC acquired the remaining 34% of the outstanding common shares of TAL Global Asset Management Inc. in 2001 and in 2002, Merrill Lynch Canada Inc.’s Private Client & Securities Services businesses and Merrill Lynch Investment Managers Canada Inc. With the successful integration of these businesses, CIBC has created Canada’s largest full-service brokerage with over 1,400 full-service brokers. CIBC is also the fourth largest mutual fund provider in Canada and a strong second in assets managed at $89 billion. In 2002, CIBC completed the combination of its Caribbean retail, corporate and international banking operations with those of Barclays Bank PLC to form FirstCaribbean International Bank Limited. The combined operations will be both more efficient and better able to compete in the region from a position of enhanced market share.

Businesses with low earnings and lower long-term growth potential fall into the category of “Fix, reduce, exit.” CIBC continued to liberate capital and other balance sheet resources from these businesses and redeploy them to “Growth” businesses. Examples of these risk mitigation initiatives included:

(i)	Over the past three years CIBC has identified and reduced the non-core loan portfolio, through loan sales, credit derivatives and maturities. In 2003, $2.9 billion of on- and off-balance sheet commitments were identified and transferred to a held for sale portfolio with a view of selling such loans by the end of 2004.

(ii)	CIBC has committed to reduce its merchant banking portfolio by one-third by 2005. Merchant banking was considered a “growth” business in 2001, but in 2002 CIBC reduced this portfolio in order to help decrease volatility of earnings.

(iii)	In 2001, CIBC completed a bulk sale of U.S. corporate loans of $848 million to Ark II LLC, which is managed by an investment firm specializing in distressed loans.

(iv)	In 2001, CIBC sold its Guernsey private banking business, a non-core asset, to The Bank of N.T. Butterfield & Son Limited of Bermuda to support CIBC Wealth Management’s strategy to focus on its North American client base.

(v)	In 2003, CIBC divested all of its U.S. electronic banking operations.

(vi)	In 2003, CIBC completed the sale of the U.S. Private Client and Asset Management Divisions of CIBC Oppenheimer to Fahnestock Viner Holdings Inc.

CIBC continued to meet its targets for capital strength throughout 2003, with strong growth in key retail businesses. Capital adequacy is at record levels, with the Tier 1 ratio at 10.8% as at October 31, 2003 up from 8.7% in October 31, 2002.

Trends

Information about the trends, commitments, events and uncertainties presently known to CIBC’s management and reasonably expected to have a material effect on CIBC’s business is provided throughout Management’s Discussion and Analysis on pages 13-59 of the Annual Report 2003 and is incorporated by reference.

NARRATIVE DESCRIPTION OF THE BUSINESS

The CIBC Organization

CIBC’s three business lines are CIBC Retail Markets (including Amicus operations in Canada), CIBC Wealth Management and CIBC World Markets. These business units are supported by five functional groups: Administration; Corporate Development; Finance; Technology and Operations and Treasury, Balance Sheet and Risk Management. Information about CIBC’s business units and functional groups is provided on pages 28-40 of the Annual Report 2003 and is incorporated by reference.

Competitive Conditions

Competition in the domestic and global financial services businesses in which CIBC operates continues to intensify and CIBC expects to see even greater competition in future years. CIBC is the third largest chartered bank in Canada in terms of total assets at the end of Q3, 2003 and fifth in terms of market capitalization as of October 31, 2003.

In this competitive environment, CIBC is one of the leading financial service providers for retail and wholesale banking in Canada. Particular strength in the retail bank is found in credit cards, mortgages, mutual funds and brokerage offerings. On the wholesale side, CIBC remains a leading Canadian investment bank with particular strength in new issues, research and trading.

Competition is reflected not only in the products and services offered and pricing but also in the distribution strategies and technology employed to gain competitive advantage. Increased competition is also evident in the drive for operating efficiencies that may be enhanced through acquisitions and divestitures.

Consolidation is underway in the financial services industry in North America. It is anticipated that this consolidation could significantly change the competitive landscape in the years ahead.

Employees

At October 31, 2003, CIBC had a regular workforce headcount of 36,630.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information (Canadian GAAP)

Selected consolidated financial information for the three most recently completed financial years of CIBC is provided on pages 119 to 121 of the Annual Report 2003 and is incorporated by reference.

Dividends

CIBC is prohibited by the Bank Act from declaring or paying any dividends on its preferred shares or common shares if there are reasonable grounds for believing that CIBC is, or the payment would be, in contravention of any capital adequacy and liquidity regulation or any direction to CIBC made by the Office of the Superintendent of Financial Institutions (“OSFI”) regarding CIBC’s capital or liquidity. In addition, CIBC is prohibited from paying a dividend in any financial year without the approval of OSFI if, on the day the dividend is declared, the total of all dividends declared by CIBC in that year would exceed the aggregate of CIBC’s net income up to that day in that year and of its retained net income for the preceding two financial years.

CIBC’s ability to pay common share dividends is also restricted by the terms of the outstanding preferred shares which provide that CIBC may not pay dividends on its common shares at any time without the approval of holders of the outstanding preferred shares unless all dividends which preferred shareholders are then entitled have been declared and paid or set apart for payment.

CIBC has a common share dividend policy of maintaining a balance between the distribution of profits to shareholders and the need to retain earnings consistent with capital strength and supporting growth in its businesses. In the context of this overall policy, CIBC seeks to create a pattern of stable growth in dividends per common share as reflected in the increase of the long term average payout ratio of earnings attributable to common shareholders to 40-50% effective fiscal 2004 up from 30-40% in prior years.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CIBC’s Management’s Discussion and Analysis can be found on pages 13 to 59 of the Annual Report 2003 and is incorporated by reference.

MARKET FOR SECURITIES

CIBC’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange. CIBC’s preferred shares are listed on the Toronto Stock Exchange.

DIRECTORS AND OFFICERS

Directors and Board Committees

Information concerning the directors and board committees of CIBC is found on pages 123 to 126 of the Annual Report 2003 and is incorporated by reference.

All of the directors have held their business affiliations indicated on page 124 of the Annual Report for the past five years with the exception of the following:

(i)	Hon. G.D. Giffin who was formerly the United States Ambassador to Canada.

(ii)	M. Phelps who was formerly the Chairman and Chief Executive Officer of Westcoast Energy Inc.

(iii)	G. Colter who was Vice-Chairman, KPMG Canada from 2001 to 2003 and Managing Partner, Global Financial Advisory Services, KPMG International from 1998 to 2000.

All the directors stand for re-election on an annual basis.

Executive Officers

The following are CIBC’s executive officers, their titles and their municipalities of residence, as at December 4, 2003:

Name	Position	Municipality of Residence

J.S. Hunkin	President and Chief Executive Officer	Toronto
G.H. Denham	Vice-Chair, CIBC Retail Markets	Toronto
W.C. Fox	Vice-Chair and Chief Risk Officer, Treasury, Balance Sheet and Risk Management	Oakville
D.J. Kassie	Vice-Chair, Chairman and Chief Executive Officer, CIBC World Markets	Toronto
R.A. Lalonde	Senior Executive Vice-President and Chief Administrative Officer	Toronto
G.T. McCaughey	Vice-Chair, CIBC Wealth Management	Toronto
R.E. Venn	Senior Executive Vice-President, Corporate Development	Toronto
M. D. Woeller	Senior Executive Vice-President and Chief Information Officer	London, Ontario
T.D. Woods	Senior Executive Vice-President and Chief Financial Officer	Toronto

All of the executive officers have held their present business affiliations for more than five years except M.D. Woeller who was formerly Executive Vice-President, Planning and Integration, The Toronto Dominion Bank, Toronto, Ontario.

Shareholdings of Directors and Executive Officers

To the knowledge of CIBC, as at October 31, 2003, the directors and executive officers of CIBC as a group, beneficially owned, directly or indirectly, or exercised control or direction over less than 2% of the outstanding common shares of CIBC and no director or executive officer of CIBC beneficially owned or controlled voting securities of any subsidiaries of CIBC.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of CIBC, in the last ten years, no director or executive officer of CIBC is or has been a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order, or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:

(i)	The Lord Black of Crossharbour, a director of CIBC, who was acting as director of Livent, Inc. when it was petitioned into bankruptcy in November 1998.

(ii)	Mr. Albert E.P. Hickman, a director of CIBC, who was acting as a director of Hickman Equipment 1985 Ltd. when it was petitioned into bankruptcy in March, 2002.

(iii)	Mr. Charles Sirois, a director of CIBC, who was acting as chairman on the board of directors of Microcell Telecommunications Inc. when it elected, and was granted protection, to restructure its capital under the Companies’ Creditors Arrangement Act in January 2003. In May 2003, Microcell successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of reorganization and of compromise and arrangement filed in February 2003, adopted by its affected creditors and judicially sanctioned. While Mr. Sirois is no longer the chairman, he remains a director of Microcell.

Penalties or Sanctions

To the knowledge of CIBC, no director or executive officer of CIBC, (i) has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

To the knowledge of CIBC, in the last ten years, no director or executive officer has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or executive officer.

Conflicts of Interest

To the knowledge of CIBC, no director or executive officer of CIBC has an existing or potential material conflict of interest with CIBC or any of its subsidiaries.

ADDITIONAL INFORMATION

CIBC shall provide to any person or company upon request to the Corporate Secretary of CIBC at Commerce Court, Toronto, Canada, M5L 1A2, the following:

(i)	a copy of this annual information form, together with a copy of any documents incorporated by reference,

(ii)	a copy of the comparative consolidated financial statements of CIBC for the year ended October 31, 2003 together with the accompanying reports of the auditors and a copy of the most recent interim consolidated financial statements of CIBC that have been filed, if any, for any period after October 31, 2003,

(iii)	a copy of the management proxy circular of CIBC in respect of its most recent annual meeting of shareholders that involved the election of directors,

(iv)	a copy of any other documents that are incorporated by reference into a preliminary short form prospectus or short form prospectus and are not required to be provided under clauses (i), (ii) or (iii) above, and

(v)	at any other time, a copy of any documents referred to in clauses (i), (ii) or (iii) above, provided that CIBC may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of CIBC.

Additional information with respect to CIBC, including directors’ and officers’ remuneration and indebtedness, principal holders of CIBC’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in CIBC’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in CIBC’s comparative financial statements for its most recently completed financial year.

TM1 — Registered Trade-mark of Air Canada

TM2 — Registered Trade-mark of Visa International Service Association

TM3 — Trade-mark of CIBC